Strategic Sector Municipal Trust (VKL)

	An Annual Meeting of Shareholders of the Fund was held on June 27,2001, where shareholders voted on the election of trustees. With regards to the election of David Arch as elected trustee by the common shareholders of the Fund 4,435,597 shares were voted in his favor and 100,362 shares withheld.
With regards to the election of Howard Kerr as elected trustee by the common shareholders of the Fund 4,435,687 shares were voted in his favor and 100,272 shares withheld. With regards to Wayne Whalen as elected trustee by the common shareholders of the Fund 10,085,454 shares voted in his favor and 188,232 shares withheld. With regards to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Fund 3,111 voted in his favor and 0 shares withheld. The other trustees whose terms did not expire in 2001 were: Richard F. Powers III, Theodore A. Myers, Hugo F.Sonnenschein.